Exhibit 99.2
MIND MEDICINE (MINDMED) INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 27, 2021
TAKE NOTICE THAT an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and together with the Subordinate Voting Shares, the “Shares”) of Mind Medicine (MindMed) Inc. (“MindMed” or the “Corporation”) will be held, online only via live audio webcast, on Thursday, May 27, 2021 at 2:00 p.m. (Eastern time) for the following purposes:
1.
to receive the audited consolidated financial statements of MindMed for the year ended December 31, 2020, together with the report of the auditors thereon;

2.
to fix the number of directors to be elected at the Meeting at six;

3.
to elect directors of MindMed to hold office until the next meeting of Shareholders at which the election of directors is considered, unless such director resigns or is removed;

4.
to appoint auditors of MindMed for the ensuing year and to authorize the board of directors of MindMed to fix their remuneration;

5.
to consider and, if deemed appropriate, approve, with or without variation, a special resolution authorizing the Corporation to amend and restate the articles of the Corporation, which include certain amendments to the articles of the Corporation, including (a) the adoption of certain advance notice provisions, (b) the removal of certain restrictions regarding the conversion of Multiple Voting Shares to Subordinate Voting Shares, and (c) certain other corporate maintenance matters, as more particularly described in the accompanying management information circular of the Corporation (the “Circular”);

6.
to consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution authorizing the Corporation to increase the percentage of Subordinate Voting Shares reserved under the Corporation’s share option plan and its performance share unit and restricted share unit compensation plan to an aggregate of 15% of the Corporation’s issued and outstanding Subordinate Voting Shares, as more particularly described in the Circular; and

7.
to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Information relating to the items described above is set forth in the Circular.
Only Shareholders of record as of April 12, 2021, the record date, are entitled to receive notice of and to vote at the Meeting. Shareholders who wish to vote at the Meeting must attend the Meeting via live audio webcast or deposit an instrument of proxy in accordance with the instructions set forth below and in the Circular.
There is ongoing uncertainty surrounding the public health impact of the novel coronavirus (“COVID-19”). As part of MindMed’s social responsibility and preparedness plans in response to COVID-19, the Corporation has determined that holding the Meeting virtually via a live audio webcast is a proactive and prudent step to ensure the health and safety of Shareholders, employees and the communities in which we live. The board of directors and management of the Corporation believe that hosting a virtual-only meeting will enable greater Shareholder attendance and participation, especially in these difficult times, while concurrently complying with public health guidelines.
Registered Shareholders and duly appointed proxyholders may attend, participate, vote and submit questions at the Meeting online at https://web.lumiagm.com/299193020. Non-registered Shareholders (being Shareholders who hold their Shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their proxy will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions. Inside this document, you will find important information and detailed instructions about how to participate in the Meeting.
Shareholders who are unable to attend the Meeting virtually are requested to read, complete, sign and mail the enclosed form of proxy or to vote electronically in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice of Meeting. Non-registered Shareholders must seek instruction on how to vote their Shares from their broker, trustee, financial institution or other nominee, which instructions will include completing a voting instruction form.
Following the conclusion of the formal business to be conducted at the Meeting, the Corporation will invite questions and comments from Shareholders participating through the LUMI meeting platform who may submit their questions or comments by clicking on the messaging icon within the LUMI meeting platform to type their message or question. Messages or questions can be submitted at anytime during the Q&A session and until such time as the Chair ends the session.
The Corporation has elected to deliver this Notice of Meeting and the accompanying Circular and form of proxy (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials on the website of its transfer agent, Odyssey Trust Company, at https://odysseytrust.com/client/mindmedicine in accordance with the notice and access notification mailed to Shareholders of the Corporation. The use of the notice and access procedures under applicable securities laws will reduce the Corporation’s printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on Odyssey’s website as of April 27, 2021, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Corporation’s profile on SEDAR at www.sedar.com as of April 27, 2021.
All Shareholders will receive a notice and access notification containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders wishing to receive paper copies of the Meeting Materials can request them from the Corporation by calling Odyssey Trust Company toll-free in North America at 1-888-290-1175 or 1-587-885-0960 (direct from outside North America). The Corporation will mail paper copies of the Meeting Materials to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.
Should you have any questions regarding information contained in the enclosed documents or if you require assistance in voting your Shares, please contact MindMed’s proxy solicitation agent, Gryphon Advisors Inc. toll-free in North America at 1-833-335-6118 or by email at inquiries@gryphonadvisors.ca.
DATED at Toronto, Ontario this 19th day of April, 2021.
By Order of the Board of Directors
(signed) “Jamon Alexander Rahn”

Jamon Alexander Rahn
Chief Executive Officer